November 26, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	ENERSIS S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 11, 2010
File No. 1-12440

Dear Mr. Owings:

By letter dated November 12, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (“Form 20-F”).  In response to your comments and on behalf of the Company, we have provided responses to those comments and supplemental information as indicated below.  We will comply with the Staff’s comments in all future filings, as applicable. The text set forth in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 65

b. Liquidity and Capital Resources, page 77

SEC Comments

1. We note your response to prior comments four and five. Please revise your discussion as follows:

•                  Please add disclosure indicating that your “financial perspective” discussion is a supplement to your “accounting perspective” discussion. The focus of your discussion, as previously stated, should be on the primary financial statements presented in the document.

•                  Please revise your discussion to state amounts in Chilean pesos consistent with your reporting currency and the amounts reflected in your primary financial statements.

Response

Please see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources” of Form 20-F/A.  This section has been revised to disclose the following:

•                  A statement indicating that our “financial perspective” discussion is a supplement to our “accounting perspective” discussion.

•                  All amounts have been restated in Chilean pesos consistent with our reporting currency and also consistent with our primary financial statements.

Report of Independent Registered Public Accounting Firm, Page F-4

SEC Comments

2. We note your proposed revision to our prior comment 15. It appears you inadvertently omitted “as” referred to in Item 17(c) of Form 20-F which states “If the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements and the auditor’s report must include an opinion on whether the financial statements comply with IFRS as issued by the IASB.  Please revise accordingly here as well as on page F-20 in your note to the financial statements.

Response

Please see the Report of the Independent Registered Accounting Firm in Form 20-F/A, which now includes the word “as” in the context of “as issued by the IASB” referred to in Item 17(c).  Additionally, we have included the word “as” in the same context on page F-20 in Form 20-F/A.

Note 15. Property, Plant and Equipment, page F-62

SEC Comments

3. We note your response to prior comment 21.  Please explain to us your determination of the wide range of useful lives from 22 to 100 years for your buildings and your consideration of the factors noted in paragraph 56 of IAS 16.

Response

For the determination of useful lives, the company considers the period during which the assets are expected to be used, as well as others factors such as: technical and commercial obsolescence, legal limits and similar restrictions on asset use.

With respect to the range of useful lives from 22 to 100 years for the buildings that we have reported, we can disclose the following:

•                  We have assigned 22 years of useful life to the building that houses the power plant units of our subsidiary Endesa Costanera, which was built to suit this plant and whose main elements are assigned the same useful life.

•                  We have assigned 100 years of useful life to the corporate building of our subsidiary, Endesa Chile.

Additionally, within this range and by way of example, we have assigned a useful life of 30 years to the building of our subsidiary Hidroeléctrica El Chocón, which corresponds to the duration of our concession.

In addition, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ignacio Antoñanzas A.
Chief Executive Officer

cc:	J. Allen Miller, Esq.
Chadbourne & Parke LLP